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Veteran-owned
Sol's Barcade

Bar and Arcade

Fayetteville, NC 28301
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THE PITCH
Sol's Barcade is seeking investment to cover our startup costs and initial operating expenses of a new Barcade coming to Downtown Fayetteville.
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THE TEAM
Cameron Carlotti
Owner

I am a highly motivated individual with a diverse background, currently based in Fayetteville, North Carolina. I grew up in northern California where I made strong connections for the importance of family and physical fitness, I began my career as a construction worker before transitioning into personal training and gym ownership. I also served in the United States Army as a noncommissioned officer. Now, as a business owner of Sol's Barcade, I am always looking for new challenges and opportunities to grow. My ambition and drive have been instrumental in helping me succeed in all of my endeavors. I am excited to continue pursuing my passions and making a positive impact in the world.

Skills include; Organizational Management, Strategic Thinking and Problem Solving · Financial Management and Sales Marketing · Customer Service · Team Building · Leadership · Communication and Interpersonal Networking, Physical Fitness · Easily Adaptable · Team Building · Technical Proficiency ·

Cameron Carlotti | LinkedIn

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Highlights

Sol's Barcade is a one-of-a-kind unique entertainment venue that combines arcade games and simulators with a modern self-pour taphouse and sports lounge.

Our concept is inspired by the growing popularity of Barcade's across the country and our desire to bring this experience to Downtown Fayetteville, North Carolina.

Our Barcade offers a wide collection of arcade games, from classic favorites like Pac-Man and Space Invaders to modern titles like Mario Kart and Guitar Hero. We also offer a selection of craft beers, ciders, wine, and seltzers that will cater to a variety of tastes and preferences. Furthermore, we have partnered with local food truck vendors to add off-site food options to enjoy in our dog friendly outdoor seating area.

Our target market includes families, young adults and gamers alike who are looking for a fun and engaging social experience. Sol's Barcade will transform into a family friendly entertainment facility by day and an adult only social center by night. We plan to attract customers through our unique concept, creative marketing strategies, and exceptional customer service.

Our management team comprises industry experts with extensive experience in the hospitality, gaming, and beverage sectors, and we are committed to creating a welcoming and enjoyable environment for our customers.

In summary, Sol's Barcade offers a unique and thrilling entertainment experience that appeals to a growing market in North Carolina. We believe that our combination of arcade games, simulators, and craft alcoholic beverages will make us a popular destination for families and social-seeking adults alike.

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The Vision

Sol's Barcade seeks to become a destination spot for all community members. However, we are a private entity with a dress code policy ensuring a respectable environment is maintained. We look forward to bringing a socially interactive experience where people can escape the concerns of day-to-day life. Our facility aims to help rekindle old friendships and make new friends.

The best aspect that will set Sol's Barcade aside from other establishments is our location. We are in the heart of Downtown Fayetteville, NC. Our establishment is a staggering 6,000 sq ft amongst other successful businesses such as restaurants and breweries.

There are 1,100 parking spots within two blocks of our location! We are located just outside Segra Stadium, home of the Houston Astros minor league baseball team, The Fayetteville Woodpeckers! Segra Stadium also hosts numerous concerts, festivals, and community events.

Our entertainment facility will feature 30+ classic and modern arcade games, including Skeeball, Basketball Pro, Air Hockey, Street Fighter II, and many more! In addition, we will have 2 LaserShot Simulator booths that can accommodate up to 4 people at a time. LaserShot is a realistic shooting simulator suitable for all ages, available in single-player or multiplayer! Stop by the Photo Booth to remember this moment with our classic 4-picture printouts.

In between all the excitement, stop at our sports bar lounge to relax, grab a beverage, or watch a game on one of our 7 TVs. Our facility offers Cola-Cola products for all ages! If you are 21 years and older, please indulge in our Self Pour Tap system. Sol's Barcade has partnered with PourMyBeer and Healy Distribution to bring 21 self-pouring draft taps of local and regional beers along with multiple cider, seltzer, and wine selections, all at the wipe of a wristband!

Looking for a bite to eat? Have no worries, our establishment has partnered with local restaurants to offer easy online QR Code ordering. Not a fan of waiting? No problem! Sol's Barcade is working with several food truck vendors to supply off-site food options outside the facility. Please feel free to enjoy your food and beverages in our outdoor seating area, which is dog friendly!

At the end of your fun experience, take any tickets acquired to our ticket redemption counter to receive prizes for children and adults! Our prize options range from candies, game consoles, and Sol's Barcade souvenirs to local partnership gift cards and items around town!

Love the concept but are wanting more privacy? Sol's Barcade offers a private party room for any social gathering, offering exclusive party bundles of various services around the facility. These packages include discounts on arcade games, drink services, simulator booths, and more!

Join us!

We look forward to providing the community with a great facility to gather and socialize. Furthermore, Sol's Barcade plans to not only give to our direct consumers but to our community as well. We plan to host numerous community fundraisers to give back to various causes like stopping veteran suicide, feeding the hungry, supporting first responders, and animal shelter care.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Lease $18,000
Simulators $22,000
Bar Buildout $62,650
Inventory $9,250
Mainvest Compensation $8,100
Total $120,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,292,573 $1,421,830 $1,521,358 $1,597,425 $1,645,347
Cost of Goods Sold $408,010 $448,810 $480,226 $504,237 $519,363
Gross Profit $884,563 $973,020 $1,041,132 $1,093,188 $1,125,984

EXPENSES

Rent $110,000 $112,750 $115,568 $118,457 $121,418
Wages $241,600 $265,759 $284,362 $298,579 $307,536
Marketing $64,624 $66,239 $67,894 $69,591 $71,330
POS Fees $38,972 $39,946 $40,944 $41,967 $43,016

Ticket Redemptions $36,200 $37,105 $38,032 $38,982 $39,956

Payroll Taxes $19,332 $19,815 $20,310 $20,817 $21,337

Utilities $13,750 $14,093 $14,445 $14,806 $15,176

Insurance $4,008 $4,108 $4,210 $4,315 $4,422

Other Miscellaneous Op Ex $47,940 $49,138 $50,366 $51,625 $52,915

Operating Profit $308,137 $364,067 $405,001 $434,049 $448,878

This information is provided by Sol's Barcade. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Start-Up Costs.pdf

Y1 Projections.pdf

Investment Round Status

Target Raise $120,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends August 25th, 2023

Summary of Terms

Legal Business Name Sol's Barcade

Investment Structure Revenue Sharing Note

Investment Multiple 1.2×

Business's Revenue Share 10%-10.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2026

Financial Condition

Forecasted milestones

Sol's Barcade forecasts the following milestones:

Secure lease in Fayetteville, NC by June 2023.

Hire for the following positions by October 2023: Day Shift Manager, Night Shift Manager, Cashier, Ticket Redemption Worker, Pitmaster, Janitor, Bouncer

Achieve 1,600,000 in revenue per year by 2026.

Achieve 434,000 profit per year by 2026.

Challenges

Sol's Barcade has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

[Challenge 1] Finding an arcade distributorship partner. Thankfully after meeting with CashTitan in North Carolina, we have a secure line of arcade games.

[Challenge 2] Finding the correct location. After 7 months of searching for a site that met all the business needs, while also being in a high level of consumer traffic, we discovered the perfect site.

[Challenge 3] Setting up the self-pour draft wall. There are numerous moving pieces with the draft system, from organizing the walk-in cooler with the architect's plans to securing the software and installation of the 21 taps themselves.

No operating history

Sol's Barcade was established in August 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should also consider factors outlined in the risk section.

Risk Factors

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sol's Barcade to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Sol's Barcade is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sol's Barcade competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sol's Barcade's core business or the inability to compete successfully against the with other competitors could negatively affect Sol's Barcade's financial performance.

Changes in Economic Conditions Could Hurt Sol's Barcade

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sol's Barcade's financial performance or ability to continue to operate. In the event Sol's Barcade ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Sol's Barcade. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

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